UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

Exact name of registrant as specified in its charter
State or other jurisdiction of incorporation
Commission	Address of principal executive offices	IRS Employer
File Number	Name and telephone number, including area code, of the person to contact in connection with this report	Identification No.
001-14881	BERKSHIRE HATHAWAY ENERGY COMPANY	94-2213782
(An Iowa Corporation)
1615 Locust Street
Des Moines, Iowa 50309-3037

Chris M. Bowersox
Controller, Policy and External Reporting
515-242-4300

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01     Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

As permitted by Item 2.01(b)(2) of Form SD, Berkshire Hathaway Energy Company ("BHE") is relying on an accommodation under which a resource extraction issuer is permitted to exclude payment information related to acquired entities until the fiscal year immediately following the effective date of the acquisition. IOG North Sea Limited, IOG UK Limited and IOG Infrastructure Limited (collectively referred to as "IOG OpCos"), which were acquired by CalEnergy Resources (Operator) Limited, an indirect wholly owned subsidiary of BHE, in August 2024, were not previously required to report under Section 13(q) of the Securities Exchange Act of 1934, as amended, and Rule 13q-1 and Form SD promulgated thereunder or pursuant to an acceptable alternative reporting regime in their last fiscal year. Accordingly, the IOG OpCos’ payments to governments are not reported on this Form SD and will be included in BHE’s Form SD for the fiscal year ended December 31, 2025. As BHE and its subsidiaries made no other payments required to be reported on Form SD for the fiscal year ended December 31, 2024, no exhibit has been furnished with this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BERKSHIRE HATHAWAY ENERGY COMPANY
Date: September 29, 2025
/s/ Charles C. Chang
Charles C. Chang
Senior Vice President and Chief Financial Officer